Exhibit 3.1

AMENDMENT TO THE BYLAWS

OF

GWG HOLDINGS, INC.

Effective as of April 26, 2019

The following amendment (“Amendment”) is made to the Bylaws (the “Bylaws”) of GWG Holdings, Inc. (the “Corporation”) pursuant to resolutions adopted by the Corporation’s Board of Directors (the “Board”) on April 26, 2019.

1. The first sentence of Section 3.2 of the Bylaws is hereby amended in its entirety to read as follows:

“3.2 Number; Qualification; Term of Office. The Board shall consist of at least three Directors and up to 13 Directors, the precise number thereof to be determined from time to time by resolution of the Board.”

2. Except as otherwise expressly modified by this Amendment, all terms, provisions, covenants and agreement contained in the Bylaws shall remain unmodified and in full force and effect.